BB

06050100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Pier One Road, Suite #201
(No. and Street)

Stevensville (City) MD (State) 21666 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, Jr. (410) 604-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monte J. Loeb, P.A., C.P.A.
(Name – *if individual, state last, first, middle name*)

15825 Shady Grove Road Suite #130 Rockville, MD 20850
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2006
WASH. D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

J. TRUDY LEE
NOTARY PUBLIC
QUEEN ANNE CO., MD
MY COMMISSION EXPIRES MAY 1, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTE J. LOEB, P. A.

CERTIFIED PUBLIC ACCOUNTANT
15825 SHADY GROVE ROAD, SUITE 130
ROCKVILLE, MARYLAND 20850

PHONE 301-216-0555
FAX 301-330-6860

August 24, 2006

Board of Directors
International Money Management Group, Inc.
Stevensville, Maryland 21666

In planning and performing my audit of the financial statements and supplemental schedules of International Money Management Group, Inc. (the Company), for the year ended June 30, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monte J. Loeb, P.A.

Monte J. Loeb, P.A.
Rockville, Maryland

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2006 & 2005

TABLE OF CONTENTS

MONTE J. LOEB, P. A.

CERTIFIED PUBLIC ACCOUNTANT
15825 SHADY GROVE ROAD, SUITE 130
ROCKVILLE, MARYLAND 20850

PHONE 301-216-0555
FAX 301-330-6860

INDEPENDENT AUDITOR'S REPORT

August 24, 2006

To the Board of Directors
International Money Management Group, Inc.
Stevensville, Maryland 21666

I have audited the accompanying balance sheets of International Money Management Group, Inc. as of June 30, 2006 and 2005, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monte J. Loeb, P.A.

Monte J. Loeb, P. A.

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
BALANCE SHEETS
JUNE 30,

	2006	2005
ASSETS		
Cash and cash equivalents	$ 48,703	$ 13,451
Deposits with clearing organizations	50,000	50,000
Commissions receivable	14,060	14,599
Due from affiliate (note 4)	21,934	50,440
Other Deposit	2,640	427
Investment at cost	2,700	3,300
Deferred tax asset (note 1)	9,089	8,541
TOTAL ASSETS	$ 149,126	$ 140,758
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions Payable (note 3)	$ 25,948	$ 20,418
Accounts payable	-	-
TOTAL LIABILITIES	25,948	20,418
STOCKHOLDER'S EQUITY		
Capital stock,		
$ .05 par value-2,000,000 shares authorized,		
271,136 shares issued and outstanding	13,557	13,557
Additional paid-in capital	74,443	74,443
Retained Earnings	35,178	32,340
TOTAL STOCKHOLDER'S EQUITY	123,178	120,340
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 149,126	$ 140,758

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30,

	2006	2005
GROSS REVENUES		
Mutual fund	$ 381,784	$ 387,765
Stock & bond	105,312	69,316
Variable annuity & Pension	71,589	53,790
Life insurance	1,533	17,799
Variable life	933	136
TOTAL GROSS REVENUES	561,151	528,806
DIRECT EXPENSES		
Commissions	299,457	318,579
Bonuses	10,332	8,556
TOTAL DIRECT EXPENSES	309,789	327,135
GROSS PROFIT	251,362	201,671
GENERAL AND OVERHEAD EXPENSES		
Overhead (note 4)	226,717	181,851
Licensing and insurance	732	-
Professional fees	10,782	12,392
Miscellaneous and clearing	13,266	12,657
TOTAL GENERAL AND OVERHEAD	251,497	206,900
NET INCOME (LOSS) FROM OPERATIONS	(135)	(5,229)
OTHER INCOME/EXPENSE		
Interest	2,953	948
Miscellaneous	1,672	5,590
Loss on Investments	(2,200)	-
TOTAL OTHER INCOME	2,425	6,538
NET INCOME (LOSS) BEFORE TAXES	2,290	1,309
Provision for income taxes (expense) benefit	548	(2,581)
NET INCOME (LOSS)	2,838	(1,272)
RETAINED EARNINGS-BEGINNING	32,340	33,612
RETAINED EARNINGS-ENDING	$ 35,178	$ 32,340

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME	$	2,838	$	(1,272)
Adjustments to reconcile net income to net cash provided by operating activities:				
(Increase) Decrease in commissions receivable		539		9,507
(Increase) Decrease in investments		600		-
(Increase) Decrease in other deposits		(2,213)		(428)
Increase (Decrease) in commissions payable		5,530		(21,427)
Increase (Decrease) in accounts payable		-		-
(Increase) Decrease in deferred tax assets		(548)		2,581
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,746		(11,039)
CASH FLOWS FROM INVESTING ACTIVITIES				
Due from affiliate, (Increase) Decrease		28,506		7,569
NET CASH FROM INVESTING ACTIVITIES		28,506		7,569
INCREASE (DECREASE) IN CASH		35,252		(3,470)
CASH AT THE BEGINNING OF THE YEAR		13,451		16,921
CASH AT THE END OF THE YEAR	$	48,703	$	13,451

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30,

	2006	2005
Stockholder's Equity, Beginning	$ 120,340	$ 121,612
Add: net income	2,838	(1,272)
Stockholder's Equity, Ending	$ 123,178	$ 120,340

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEARS ENDED JUNE 30,

	2006	2005
Subordinated Liabilities - Beginning July 1,	-	-
Increase/Decrease in Subordinated Liabilities	-	-
SUBORDINATED LIABILITIES ENDING	-	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

ORGANIZATION AND PURPOSE

International Money management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

BASIS OF ACCOUNTING

The Company maintains its books and records on an accrual basis to conform with Generally Accepted Accounting Principles and NASD requirements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

INCOME TAXES

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates. The net deferred tax assets totaling $42,986 as of June 30, 2006 resulted from the use of the cash basis method of income recognition for tax purposes and gave rise to a deferred income tax asset of $9,089. The Company has a net operating loss carry forward of $8,949, which expires 2024. At June 30, 2005 net deferred tax assets of $38,824 generated a deferred income tax asset of $8,541.

The provision for income tax consists of the following:

	6/30/06	6/30/05
Tax expense per return	$ -	$ -
Net increase in deferred tax assets	(5,491)	2,594
Net decrease in deferred tax liabilities	(2,681)	751
Net decrease in NOL Carryforward	7,624	(764)
Current tax expense (benefit)	$ (548)	$ 2,581

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005

2. **COMMISSIONS RECEIVABLE**

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

3. **COMMISSIONS PAYABLE**

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

4. **DUE TO/FROM AFFILIATE**

In accordance with an agreement International Money Management Group, Inc. has with an affiliate, 99% of International Money Management Group, Inc.'s net profit is payable to the affiliate as payment for overhead expense items. Overhead expense for the years ended 6/30/06 and 6/30/05 was $226,717 and $181,851 respectively. Also there was an amount due from its affiliate for the years ended 6/30/06 and 6/30/05 of $21,934 and $50,440 respectively.

5. **RELATED PARTIES**

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

In accordance with an agreement International Money Management, Group, Inc. pays 99% of its qualifying net income to Bayview Financial Group, Inc., for overhead expenses. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 100% owned by Mr. Brittingham.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6-2/3%) of aggregate indebtedness or $ 5,000, whichever is greater. At June 30, 2006 the Company had net capital of $86,815, which was $81,815 in excess of its required amount of $5,000.

SUPPLEMENTAL SCHEDULES

Schedule I

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES ACT OF 1934
AS OF JUNE 30, 2006

NET CAPITAL		
Total stockholder's equity	$	123,178
LESS NON-ALLOWABLE ASSETS		
Due from affiliate		21,934
Investments		2,700
Deferred tax asset		9,089
Other Deposits		2,640
Total non-allowable assets		36,363
NET CAPITAL	$	86,815
AGGREGATE INDEBTEDNESS		
Accounts payable	$	
Commissions payable		25,948
Total aggregate indebtedness	$	25,948
COMPUTATION OF REQUIRED NET CAPITAL		
Minimum net capital required 6-2/3% of aggregate debt $1,728 or $ 5,000, whichever is greater.	$	5,000

SEE ACCOUNTANT'S REPORT

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES ACT OF 1934
AS OF JUNE 30,2006

CUSTOMER FUNDS HELD IN EXCESS	$	-
AMOUNT IN RESERVE BANK ACCOUNT	$	-

SEE ACCOUNTANT'S REPORT

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED JUNE 30, 2006

NOTE 1 - RECONCILIATION OF SCHEDULE I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (Focus) for the period ended June 30, 2006.

Net Capital per June 30, 2006 Focus Report	$	89,268
Audit Adjustments		(2,453)
Net Capital per Schedule I	$	86,815

NOTE II - COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts required to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

SEE ACCOUNTANT'S REPORT